UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number:  001-16601

FRONTLINE PLC
(Translation of registrant's name into English)

8, Kennedy Street, Iris House, Off. 740B, 3106 Limmasol, Cyprus
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release issued by Frontline plc (the “Company”), dated November 30, 2023, reporting the Company’s results for the third quarter ended September 30, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTLINE PLC (registrant)

Dated: December 1, 2023	By:	/s/ Inger M. Klemp
Name: Inger M. Klemp
Title: Principal Financial Officer

EXHIBIT 1

INTERIM FINANCIAL INFORMATION

FRONTLINE PLC

THIRD QUARTER 2023

30 November 2023

FRONTLINE PLC REPORTS RESULTS FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2023

Frontline plc (the “Company” or “Frontline”), today reported unaudited results for the nine months ended September 30, 2023:

Highlights

•	Profit of $107.7 million, or $0.48 per basic and diluted share for the third quarter of 2023.
•	Adjusted profit of $80.8 million, or $0.36 per basic and diluted share for the third quarter of 2023.
•	Declared a cash dividend of $0.30 per share for the third quarter of 2023.
•	Reported revenues of $377.1 million for the third quarter of 2023.
•	Announced agreement for an integrated solution to the strategic and structural deadlock in Euronav NV (“Euronav”).
•	Closed the sale of 13.7 million shares of Euronav to CMB NV for proceeds of $252.0 million.
•
Entered into agreements with Euronav to purchase 24 VLCCs with an average age of 5.3 years, for an aggregate purchase price of $2,350.0 million from Euronav (the “Acquisition”). All agreements are effective, and a majority of the vessels are expected to be delivered in the fourth quarter of 2023 and the balance of the vessels are expected to be delivered in the first quarter of 2024.

•
Entered into a senior secured term loan facility with a group of our relationship banks in November 2023 in an amount of up to $1,410.0 million and a shareholder loan from Hemen Holding Ltd., the Company’s largest shareholder (“Hemen”), in an amount up to $539.9 million to partly finance the Acquisition.

Lars H. Barstad, Chief Executive Officer of Frontline Management AS, commented:

“The third quarter of the year proved to be a shoulder quarter for Frontline. As the Russian benchmark crude price firmly established itself above the price cap, owners left the trade causing the capacity in the non-Russia fleet to grow. We have had a streak of four strong quarters, but July to September came in on the softer side. Towards the end of the quarter, we saw normal seasonality return, and freight demand picked up as refineries in the northern hemisphere came out of their maintenance season. Strong US exports and continuous firm Asian imports have brought us back to a more normalized market where VLCCs take the lead on earnings. This amplifies our excitement as we prepare to take delivery of the 24 modern VLCCs from Euronav, more than doubling our exposure to this segment, increasing our overall tanker footprint by more than 30%.”

Inger M. Klemp, Chief Financial Officer of Frontline Management AS, added:

"We are very grateful for the financial support from a group of our relationship banks and our largest shareholder, allowing us to react quickly to growth opportunities which made the acquisition of the 24 modern VLCCs from Euronav possible.  We will continue to consistently focus on maintaining our competitive breakeven levels to ensure that we are well positioned to generate significant cash flow and create value for our shareholders.”

Average daily time charter equivalents ("TCEs")1
($ per day)	Spot TCE					Spot TCE estimates	% Covered	Estimated average daily cash breakeven rates
	2023	Q3 2023	Q2 2023	Q4 2022	2022	Q4 2023		2023
VLCC	52,900	42,500	64,000	63,200	31,300	48,100	81%	28,200
Suezmax	54,600	37,600	61,700	57,900	37,100	50,300	70%	25,700
LR2 / Aframax	48,000	33,900	52,900	58,800	38,500	51,300	70%	17,100

We expect the spot TCEs for the full fourth quarter of 2023 to be lower than the TCEs currently contracted, due to the impact of ballast days at the end of the third quarter. The number of ballast days at the end of the third quarter was 429 for VLCCs, 394 for Suezmax tankers and 128 for LR2/Aframax tankers. The estimated spot TCE rates and cash breakeven rates exclude the impact of the Acquisition. The Company expects the Acquisition vessels delivered in the fourth quarter to load their first cargos for the Company in January 2024 and, as such, expects the additional revenues to be recognized in the fourth quarter of 2023 in relation to these vessels to be limited.

Third Quarter 2023 Results

The Company reports profit of $107.7 million for the quarter ended September 30, 2023 compared with profit of $230.7 million in the previous quarter. The adjusted profit2 was $80.8 million for the third quarter of 2023 compared with adjusted profit of $210.0 million in the previous quarter. The adjustments in the third quarter of 2023 consist of $17.9 million gain on marketable securities, $1.7 million share of losses of associated companies, $0.4 million unrealized loss on derivatives and $11.1 million of dividends received. The decrease in adjusted profit from the previous quarter was primarily due to a decrease in our time charter equivalent earnings from $352.3 million in the previous quarter to $229.1 million in the current quarter, due to lower TCE rates, partially offset by fluctuations in other income and expenses.

The Company transitioned from its previous reporting framework, accounting principles generally accepted in the United States of America ("U.S. GAAP") to International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) in its annual financial statements for the year ended December 31, 2022. As a result of the transition to IFRS, the profit for the three and nine-month periods ended September 30, 2022 as presented in accordance with U.S. GAAP in the Company's interim financial information for the respective periods increased by $1.8 million and $3.8 million, respectively, primarily due to the net impact of the capitalization and subsequent depreciation of dry docking costs.

1 This press release describes Time Charter Equivalent earnings and related per day amounts, which are not measures prepared in accordance with IFRS (“non-GAAP”). See Appendix 1 for a full description of the measures and reconciliation to the nearest IFRS measure.
2 This press release describes adjusted profit (loss) and related per share amounts, which are not measures prepared in accordance with IFRS (“non-GAAP”). See Appendix 1 for a reconciliation to the nearest IFRS measure.

Tanker Market Update

Global oil consumption averaged 101.6 million barrels per day ("mbpd") in the third quarter of 2023 according to the Energy Information Administration (“EIA”), 0.9 mbpd higher than the previous quarter. Europe led the way in the third quarter with an estimated increase in consumption of 0.6 mbpd. Chinese consumption growth was somewhat muted slipping by 0.3 mbpd according to the same data. Chinese imports remained high throughout the quarter estimated at 10.8 mbpd by industry sources, 2.4 mbpd above the same period last year.

Global oil supply remained stable in the third quarter of the year, averaging 101.6 mbpd. Global oil supply and consumption is now seemingly balanced according to EIA, and global inventories remained flat quarter over quarter. The Organization of the Petroleum Exporting Countries (OPEC) have maintained their cuts, with the addition of Saudi Arabia voluntarily reducing production by 1.0 mbpd and Russia voluntarily reducing exports by 0.3 mbpd, respectively. In total, OPEC+ are currently restricting supply by 3.7 mbpd, equating to 3.6% of estimated global consumption.

As the above supply and consumption balance indicates, this has not affected the overall volume available to the market as, according to the EIA, OPEC supply is down 0.9 mbpd for the third quarter of the year, whilst non-OPEC producers have increased supply, with US contributing more than half of the growth, countering the shortfall from OPEC. This continues to support tanker fundamentals, and especially VLCC freight which offers the most compelling economies of scale in transporting crude over large distances.  According to industry sources, stricter enforcement of the price cap on Russian crude oil has caused exports of Russian crude oil to fall by an average of 0.5 mbpd in the third quarter of 2023, and the dynamics of the trade to change. It is reported that Russian crude oil trade has fallen causing the available fleet supply growth in the non-Russia market to increase pressure on the Suezmax and Aframax tanker asset classes. The conflict in the Gaza strip has increased the political risk for shipping significantly due to the proximity both physically and politically to the largest oil exporting region in the world. We have yet to see this affect the day-to-day operation of tankers, but safety of the crew and operational risk in general are high on all ship owners’ agendas.

Considering the asset classes that Frontline is directly exposed to, the overall tanker orderbook has grown over the third quarter of 2023, predominantly for Suezmax and LR2 tankers. For VLCCs there are only 16 vessels confirmed on order, representing 1.8% of the overall orderbook. For Suezmax tankers 50 vessels are on order, representing 8% of the existing fleet. In the LR2 segment the orderbook continues to grow with 91 vessels on order, equating to 21% of the existing fleet. The growth in the orderbooks is predominantly scheduled for delivery in 2026 and 2027 and is not expected to affect the overall outlook of the tanker fleet in the near-term due to the general age profile.

The Fleet

As of September 30, 2023, the Company’s fleet consisted of 65 vessels owned by the Company (22 VLCCs, 25 Suezmax tankers, 18 LR2/Aframax tankers), with an aggregate capacity of approximately 12.6 million DWT.

On October 9, 2023, Frontline entered into a Framework Agreement (the “Framework Agreement”) with Euronav.  Pursuant to the Framework Agreement, the Company agreed to purchase 24 VLCCs with an average age of 5.3 years, for an aggregate purchase price of $2,350.0 million from Euronav (the “Acquisition”).

All of the agreements relating to the Acquisition came into effect in November 2023. A majority of the vessels are expected to be delivered in the fourth quarter of 2023 and the balance of the vessels are expected to be delivered in the first quarter of 2024.

As of September 30, 2023, the Company’s fleet included 42 scrubber fitted vessels (20 VLCCs, 18 Suezmax tankers and four LR2/Aframax tankers), which represents 65% of our fleet. Following the Acquisition, the Company’s fleet will consist of 57% scrubber fitted vessels.

As of September 30, 2023, the Company’s fleet consists of 92% ECO vessels and has an average age of 6.4 years, making it one of the youngest and most energy-efficient fleets in the industry. Following the Acquisition and based on the data as of September 30, 2023, the Company’s fleet will consist of 94% ECO vessels and will have an average age of 6.1 years.

As of September 30, 2023, there are no remaining vessels in the Company’s newbuilding program and there were no related commitments outstanding.

Corporate Update

On October 9, 2023, Frontline announced that it had agreed on an integrated solution to the strategic and structural deadlock in Euronav, where Frontline entered into agreements with Euronav for the Acquisition. In connection with the Acquisition, Frontline and Famatown Finance Limited, a company related to Hemen, (“Famatown”) had agreed to sell all their shares in Euronav (representing in aggregate 26.12% of Euronav’s issued shares) to CMB at a price of USD 18.43 per share (the “Share Sale”).

In November 2023, all conditions precedent to the Share Sale, including approval of the inter-conditionality of the Share Sale and the Acquisition by the Euronav shareholders and receipt of anti-trust approvals, were fulfilled. The Share Sale has successfully closed and Frontline and Famatown are no longer shareholders in Euronav. The proceeds of $252.0 million from the Share Sale will be used to partly finance the Acquisition.

As part of the overall agreements, the arbitration action filed by Euronav in January 2023 following Frontline’s withdrawal from their combination agreement has also been effectively terminated, against nil cash consideration.

The Board of Directors declared a dividend of $0.30 per share for the third quarter of 2023. The record date for the dividend will be December 15, 2023, the ex-dividend date is expected to be December 14, 2023 and the dividend is scheduled to be paid on or about December 29, 2023.

The Company had 222,622,889 ordinary shares outstanding as of September 30, 2023. The weighted average number of shares outstanding for the purpose of calculating basic and diluted earnings per share for the third quarter of 2023 was 222,622,889.

Financing Update

In October 2023, the Company extended its $275.0 million senior unsecured revolving credit facility with an affiliate of Hemen, the Company's largest shareholder, by 20 months to January 4, 2026, at an interest rate of 10.0% and otherwise on existing terms. Up to $199.7 million remains available to be drawn as per September 30, 2023 and the Company expects to draw $99.7 million to partly finance the Acquisition.

In November 2023, the Company entered into two senior secured term loan facilities in an amount of up to $124.1 million with Deka Bank to refinance an existing term loan facility with total balloon payments of $89.0 million due in January 2024. The new facilities have a tenor of four and six years, respectively, carry an interest rate of the Secured Overnight Financing Rate ("SOFR") plus a margin of 171 basis points and have an amortization profile of 18 years commencing on the delivery year from the yard. The Company intends to use the expected net cash proceeds from the refinancing of $33.7 million to partly finance the Acquisition.

In November 2023, the Company entered into a senior secured term loan facility in an amount of up to $1,410.0 million with a group of our relationship banks to partly finance the Acquisition. The new facility has a tenor of five years, carries an interest rate of SOFR plus a margin in line with the Company’s existing loan facilities and has an amortization profile of 20 years commencing on the delivery date from the yard.

In November 2023, the Company entered into a subordinated unsecured shareholder loan in an amount of up to $539.9 million with Hemen to partly finance the Acquisition. The facility has a tenor of five years and carries an interest rate of SOFR plus a margin equal to the $1,410.0 million facility, in line with the Company’s existing loan facilities.

Due to the discontinuance of the London Interbank Offered Rate (“LIBOR”) after June 30, 2023, the Company has entered into amendments to existing loan agreements with an aggregate outstanding principal of $1,755.8 million as of September 30, 2023, for the transition from LIBOR to SOFR. The weighted average credit adjustment spread ("CAS") of these amendment agreements is 16 basis points based on a three-month interest period.

Conference Call and Webcast

On November 30, 2023, at 9:00 A.M. ET (3:00 P.M. CET), the Company's management will host a conference call to discuss the results.

Presentation materials and a webcast of the conference call may be accessed on the Company’s website, www.frontlineplc.cy, under the ‘Webcast’ link. The link can also be accessed here.

Telephone conference:
Participants are required to register in advance of the conference using the link provided below. Upon registering, each participant will be provided with Participant Dial In Numbers, and a unique Personal PIN.

In the 10 minutes prior to call start time, participants will need to use the conference access information provided in the e-mail received at the point of registering. Participants may also use the call me feature instead of dialing the nearest dial in number.

Online Registration to the call may be accessed via the following link:
Online registration

A replay of the conference call will be available following the live call. Please use below link to access the webcast:
Replay of conference call

None of the information contained in or that forms a part of the Company’s conference calls, website or audio webcasts is incorporated into or forms part of this release.

Forward-Looking Statements

Matters discussed in this report may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements, which include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

Frontline plc and its subsidiaries, or the Company, desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. This report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance and are not intended to give any assurance as to future results. When used in this document, the words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" and similar expressions, terms or phrases may identify forward-looking statements.

The forward-looking statements in this report are based upon various assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter hire rates and vessel values, changes in the supply and demand for vessels comparable to ours, changes in worldwide oil production and consumption and storage, changes in the Company's operating expenses, including bunker prices, dry docking and insurance costs, the market for the Company's vessels, availability of financing and refinancing, our ability to obtain financing and comply with the restrictions and other covenants in our financing arrangements, availability of skilled workers and the related labor costs, compliance with governmental, tax, environmental and safety regulation, any non-compliance with the U.S. Foreign Corrupt Practices Act of 1977 (FCPA) or other applicable regulations relating to bribery, the impact of increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to our ESG policies, general economic conditions and conditions in the oil industry, effects of new products and new technology in our industry, the failure of counter parties to fully perform their contracts with us, our dependence on key personnel, adequacy of insurance coverage, our ability to obtain indemnities from customers, changes in laws, treaties or regulations, the volatility of the price of our ordinary shares; our incorporation under the laws of Cyprus and the different rights to relief that may be available compared to other countries, including the United States, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents, environmental factors, political events, public health threats, international hostilities including the ongoing developments in the Ukraine region and the development in the Middle East, including the armed conflict in Israel and the Gaza Strip, acts by terrorists or acts of piracy on ocean-going vessels, the length and severity of epidemics and pandemics and their impacts on the demand for seaborne transportation of petroleum products, the impact of increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to our Environmental, Social and Governance policies, the impact of port or canal congestion, the ability of the Company to complete the acquisition of 24 VLCCs from Euronav and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission or Commission.

We caution readers of this report not to place undue reliance on these forward-looking statements, which speak only as of their dates. These forward-looking statements are no guarantee of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

The Board of Directors
Frontline plc
Limassol, Cyprus
November 29, 2023

Ola Lorentzon - Chairman and Director
John Fredriksen - Director
Ole B. Hjertaker - Director
James O'Shaughnessy - Director
Steen Jakobsen - Director
Marios Demetriades - Director

Questions should be directed to:
Lars H. Barstad: Chief Executive Officer, Frontline Management AS
+47 23 11 40 00
Inger M. Klemp: Chief Financial Officer, Frontline Management AS
+47 23 11 40 00

INTERIM FINANCIAL INFORMATION

THIRD QUARTER 2023

Index

CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS (UNAUDITED)

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

SELECTED NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FRONTLINE PLC CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
2022 Jul-Sep	2023 Jul-Sep	CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS (in thousands of $, except per share data)	2023 Jan-Sep	2022 Jan-Sep	2022 Jan-Dec
382,186	377,085	Revenues	1,387,180	900,067	1,430,208
1,944	400	Other operating income	24,080	7,589	8,040
384,130	377,485	Total revenues and other operating income	1,411,260	907,656	1,438,248

173,343	145,051	Voyage expenses and commission	460,488	428,249	605,544
43,445	44,102	Ship operating expenses	131,592	128,312	175,164
13,451	15,298	Administrative expenses	39,637	29,218	47,374
41,508	58,282	Depreciation	170,924	122,288	165,170
—	—	Contingent rental income	—	(623)	(623)
271,747	262,733	Total operating expenses	802,641	707,444	992,629
112,383	114,752	Net operating income	608,619	200,212	445,619
211	3,800	Finance income	11,528	410	1,479
(9,739)	(38,110)	Finance expense	(115,917)	(11,912)	(45,330)
47,072	17,883	Gain (loss) on marketable securities	(6,085)	35,336	58,359
5,652	(1,690)	Share of results of associated company	3,265	11,611	14,243
866	11,112	Dividends received	36,612	1,037	1,579
156,445	107,747	Profit before income taxes	538,022	236,694	475,949
(204)	(4)	Income tax benefit (expense)	21	(210)	(412)
156,241	107,743	Profit for the period	538,043	236,484	475,537
$0.70	$0.48	Basic and diluted earnings per share	$2.42	$1.12	$2.22

2022 Jul-Sep	2023 Jul-Sep	CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (in thousands of $)	2023 Jan-Sep	2022 Jan-Sep	2022 Jan-Dec

156,241	107,743	Profit for the period	538,043	236,484	475,537
		Items that may be reclassified to profit or loss:
72	(52)	Foreign currency exchange gain (loss)	79	268	226
72	(52)	Other comprehensive income (loss)	79	268	226
156,313	107,691	Comprehensive income	538,122	236,752	475,763

FRONTLINE PLC CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (in thousands of $)	Sep 30 2023	Dec 31 2022
ASSETS
Current assets
Cash and cash equivalents	285,384	254,525
Marketable securities	230,196	236,281
Other current assets	340,225	390,244
Total current assets	855,805	881,050

Non-current assets
Newbuildings	—	47,991
Vessels and equipment	3,564,317	3,650,652
Right-of-use assets	2,462	3,108
Goodwill	112,452	112,452
Investment in associated company	12,269	16,302
Loan notes receivable	—	1,388
Other non-current assets	52,710	55,500
Total non-current assets	3,744,210	3,887,393
Total assets	4,600,015	4,768,443

LIABILITIES AND EQUITY
Current liabilities
Short-term debt and current portion of long-term debt	365,035	277,854
Current portion of obligations under leases	1,090	1,024
Other current payables	110,816	112,781
Total current liabilities	476,941	391,659

Non-current liabilities
Long-term debt	1,890,141	2,112,460
Obligations under leases	1,675	2,372
Other non-current payables	5,378	2,053
Total non-current liabilities	1,897,194	2,116,885

Equity
Frontline plc equity	2,226,352	2,260,371
Non-controlling interest	(472)	(472)
Total equity	2,225,880	2,259,899
Total liabilities and equity	4,600,015	4,768,443

FRONTLINE PLC CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
2022 Jul-Sep	2023 Jul-Sep	CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands of $)	2023 Jan-Sep	2022 Jan-Sep	2022 Jan-Dec
		OPERATING ACTIVITIES
156,241	107,743	Profit for the period	538,043	236,484	475,537
		Adjustments to reconcile profit to net cash provided by operating activities:
9,528	34,310	Net finance expense	104,388	11,502	43,851
41,508	58,282	Depreciation	170,924	122,288	165,170
—	—	Gain on sale of vessels and equipment	(21,960)	(4,618)	(4,596)
(47,072)	(17,883)	(Gain) loss on marketable securities	6,085	(35,336)	(58,359)
(5,652)	1,690	Share of results of associated company	(3,265)	(11,611)	(14,243)
620	4,936	Other, net	15,594	(1,220)	2,376
(60,967)	41,947	Change in operating assets and liabilities	41,031	(98,239)	(142,112)
(2,667)	(11)	Debt issuance costs paid	(1,336)	(3,878)	(4,349)
(20,234)	(38,398)	Interest paid	(121,579)	(52,519)	(83,039)
132	9,916	Interest received	27,761	320	5,094
71,437	202,532	Net cash provided by operating activities	755,686	163,173	385,330

		INVESTING ACTIVITIES
(84,328)	(236)	Additions to newbuildings, vessels and equipment	(153,516)	(253,931)	(335,815)
—	—	Proceeds from sale of vessels	142,740	80,000	80,000
(1,505)	—	Investment in associated company	—	(1,505)	(1,505)
—	—	Cash inflow on repayment of loan to associated company	1,388	—	—
(85,833)	(236)	Net cash used in investing activities	(9,388)	(175,436)	(257,320)

		FINANCING ACTIVITIES
317,433	—	Proceeds from issuance of debt	259,375	551,433	651,248
(295,276)	(45,417)	Repayment of debt	(402,042)	(518,546)	(597,834)
(216)	(220)	Repayment of obligations under leases	(631)	(1,885)	(2,123)
—	—	Lease termination payments	—	(4,456)	(4,456)
—	(178,098)	Dividends paid	(572,141)	—	(33,393)
21,941	(223,735)	Net cash provided by (used in) financing activities	(715,439)	26,546	13,442

7,545	(21,439)	Net change in cash and cash equivalents	30,859	14,283	141,452
119,811	306,823	Cash and cash equivalents at start of period	254,525	113,073	113,073
127,356	285,384	Cash and cash equivalents at end of period	285,384	127,356	254,525

FRONTLINE PLC CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (in thousands of $ except number of shares)	2023 Jan-Sep	2022 Jan-Sep	2022 Jan-Dec

NUMBER OF SHARES OUTSTANDING
Balance at beginning of period	222,622,889	203,530,979	203,530,979
Shares issued in connection with Euronav share acquisition	—	19,091,910	19,091,910
Balance at end of period	222,622,889	222,622,889	222,622,889

SHARE CAPITAL
Balance at beginning of period	222,623	203,531	203,531
Shares issued in connection with Euronav share acquisition	—	19,092	19,092
Balance at end of period	222,623	222,623	222,623

ADDITIONAL PAID IN CAPITAL
Balance at beginning of period	604,687	448,291	448,291
Shares issued in connection with Euronav share acquisition	—	156,396	156,396
Balance at end of period	604,687	604,687	604,687

CONTRIBUTED SURPLUS
Balance at beginning of period	1,004,094	1,004,094	1,004,094
Balance at end of period	1,004,094	1,004,094	1,004,094

ACCUMULATED OTHER RESERVES
Balance at beginning of period	454	228	228
Other comprehensive income	79	268	226
Balance at end of period	533	496	454

RETAINED EARNINGS (DEFICIT)
Balance at beginning of period	428,513	(13,631)	(13,631)
Profit for the period	538,043	236,484	475,537
Cash dividends	(572,141)	(33,393)	(33,393)
Balance at end of period	394,415	189,460	428,513

EQUITY ATTRIBUTABLE TO THE COMPANY	2,226,352	2,021,360	2,260,371

NON-CONTROLLING INTEREST
Balance at beginning of period	(472)	(472)	(472)
Balance at end of period	(472)	(472)	(472)
TOTAL EQUITY	2,225,880	2,020,888	2,259,899

FRONTLINE PLC
SELECTED NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. GENERAL

Frontline plc is a Cyprus based shipping company engaged primarily in the ownership and operation of oil tankers and product tankers. The Company’s ordinary shares are listed on the New York Stock Exchange and the Oslo Stock Exchange.

2. ACCOUNTING POLICIES

Basis of accounting

The condensed consolidated financial statements included herein are stated in accordance with IFRS as issued by the International Accounting Standards Board. The condensed consolidated financial statements do not include all of the disclosures required in the annual and interim consolidated financial statements, and should be read in conjunction with the Company’s annual financial statements included in the Company’s Annual Report for the year ended December 31, 2022, which was filed on April 28, 2023.

Significant accounting policies

The accounting policies adopted in the preparation of these condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual financial statements for the year ended December 31, 2022.

3. EARNINGS PER SHARE

The components of the numerator and the denominator in the calculation of basic and diluted earnings per share are as follows:
(in thousands of $)	2023 Jan-Sep	2022 Jan-Sep	2022 Jan-Dec
Profit for the period	538,043	236,484	475,537

(in thousands)
Weighted average number of basic and diluted shares	222,623	211,109	214,011

As of September 30, 2023, the Company had an issued share capital of $222,622,889 divided into 222,622,889 ordinary shares (December 31, 2022: $222,622,889 divided into 222,622,889 ordinary shares) of $1.00 nominal value per share.

4. OTHER OPERATING INCOME

In January 2023, the Company sold the 2009-built VLCC, Front Eminence, and the 2009-built Suezmax tanker, Front Balder, for gross proceeds of $61.0 million and $39.5 million, respectively. The vessels were delivered to new owners in January and February, respectively. After repayment of existing debt on the vessels, the transactions generated net cash proceeds of $63.6 million, and the Company recorded a gain on sale of $9.9 million and $2.8 million, respectively, in the first quarter of 2023.

In May 2023, the Company sold the 2010-built Suezmax tanker, Front Njord, for gross proceeds of $44.5 million. The vessel was delivered to the new owner in the second quarter of 2023. After repayment of existing debt on the vessel, the transaction generated net cash proceeds of $28.2 million, and the Company recorded a gain on sale of $9.3 million in the second quarter of 2023.

5. NEWBUILDINGS

The Company took delivery of the VLCC newbuildings, Front Orkla and Front Tyne, in January 2023.

As of September 30, 2023, there are no remaining vessels in the Company’s newbuilding program and there are no remaining commitments.

6. INTEREST BEARING LOANS AND BORROWINGS

In January 2023, the Company drew down $65.0 million under its senior secured term loan facility with Crédit Agricole to partially finance the delivery of the 2023 built VLCC Front Orkla. The facility has a tenor of five years, carries an interest rate of SOFR plus CAS and a margin of 170 basis points and has an amortization profile of 18 years commencing on the delivery date from the yard. The facility was fully drawn down in January 2023.

In January 2023, the Company drew down $65.0 million under its senior secured term loan facility with KFW to partially finance the delivery of the 2023 built VLCC Front Tyne. The facility has a tenor of five years, carries an interest rate of SOFR plus CAS and a margin of 170 basis points and has an amortization profile of 20 years commencing on the delivery date from the yard. The facility was fully drawn down in January 2023.

In May 2023, the Company entered into a senior secured term loan facility in an amount of up to $129.4 million from ING to refinance an existing term loan facility with total balloon payments of $80.1 million due in August 2023. The new facility has a tenor of five years, carries an interest rate of SOFR plus a margin of 180 basis points and has an amortization profile of 18 years commencing on the delivery date from the yard. The facility includes a sustainability margin adjustment linked to the fleet sustainability score. The existing facility carried an interest rate of LIBOR plus a margin of 190 basis points.

In February and June 2023, the Company repaid $60.0 million and $74.4 million, respectively, of its $275.0 million senior unsecured credit facility with an affiliate of Hemen, the Company's largest shareholder. Up to $199.7 million remains available to be drawn following the repayment.

Due to the discontinuance of LIBOR after June 30, 2023, the Company has entered into amendments to existing loan agreements with an aggregate outstanding principal of $1,755.8 million as of September 30, 2023, for the transition from LIBOR to SOFR. The weighted average CAS of these amendment agreements is 16 basis points based on a three-month interest period.

The amendments to our loan agreements, which are measured at amortized cost using the effective interest method, were accounted for as an adjustment to the effective interest rate which did not have a significant effect on the carrying amount of the loans. The reference rate for our interest rate swaps, which are measured at fair value through profit or loss, has also been transitioned from LIBOR to SOFR which did not affect the accounting for these derivatives.

7. RELATED PARTY AND AFFILIATED COMPANIES TRANSACTIONS

We transact business with the following related parties and affiliated companies, being companies in which Hemen and companies associated with Hemen have significant influence or control: SFL, Seatankers Management Norway AS, Seatankers Management Co. Ltd, Golden Ocean, Alta Trading UK Limited, Archer Limited, Flex LNG Ltd, Avance Gas and Front Ocean Management AS. We also own interests in TFG Marine and Clean Marine AS (through our interest in FMS Holdco) which are accounted for as equity method investments.

The Company accounts for its 15% of the share capital of TFG Marine under the equity method and recorded $2.6 million share of results in the nine months ended September 30, 2023. The Company has also entered into a bunker supply arrangement with TFG Marine, under which it has paid $284.5 million to TFG Marine in the nine months ended September 30, 2023, and $24.1 million remained due as of September 30, 2023. In the nine months ended September 30, 2023, the Company received $1.4 million in loan repayment and $7.3 million in dividends from TFG Marine.

The Company accounts for its investment in Clean Marine AS under the equity method and recorded $0.6 million share of results in the nine months ended September 30, 2023.

Amounts earned from other related parties and affiliated companies comprise office rental income, technical and commercial management fees, newbuilding supervision fees, freights, corporate and administrative services income and interest income. Amounts paid to related parties and affiliated companies comprise primarily of rental for office space and support staff costs.

See Note 6 and Note 8 for details regarding other related party and affiliated company transactions and balances.

8. COMMITMENTS AND CONTINGENCIES

As of September 30, 2023, the Company has agreed to provide a $60.0 million guarantee in respect of the performance of its subsidiaries, and two subsidiaries of an affiliate of Hemen, under a bunker supply arrangement with TFG Marine. As of September 30, 2023, there are no amounts payable under this guarantee. In addition, should TFG Marine be required to provide a parent company guarantee to its bunker suppliers or finance providers then for any guarantee that is provided by the Trafigura Group and becomes payable, Frontline shall pay a pro rata amount based on its share of the equity in TFG Marine. The maximum liability under this guarantee is $6.0 million and there are no amounts payable under this guarantee as at September 30, 2023.

The Company has entered into forward bunker purchase arrangements with TFG Marine, a related party, which obligate the Company to purchase and take delivery of minimum quantities of low sulfur and high sulfur bunker fuel, at fixed prices, over the period from January 2023 to December 2024. As of September 30, 2023, the total remaining commitment amounted to $38.3 million, $9.4 million of which is expected to be paid in 2023 and $28.9 million of which is expected to be paid in 2024.

9. SUBSEQUENT EVENTS

See "Corporate Update" and "Financing Update" for details of transactions that have concluded subsequent to September 30, 2023, in addition to the matters stated below.

In November 2023, the Company entered into two additional forward bunker purchase agreements with TFG Marine, a related party, which obligate the Company to purchase and take delivery of minimum quantities of low sulfur and high sulfur bunker fuel, at fixed prices, over the period from January 2024 to December 2024. The total commitment amounted to $12.5 million, which is expected to be paid in 2024.

APPENDIX I – Non-GAAP measures

Reconciliation of adjusted profit

This press release describes adjusted profit and related per share amounts, which are not measures prepared in accordance with IFRS (“non-GAAP”). We believe the non-GAAP financial measures provide investors with a means of analyzing and understanding the Company’s ongoing operating performance. The non-GAAP financial measures should not be considered in isolation from, as substitutes for, or superior to financial measures prepared in accordance with IFRS.

(in thousands of $)	YTD 2023	Q3 2023	Q2 2023	Q1 2023	FY 2022	Q3 2022
Adjusted profit
Profit	538,043	107,743	230,674	199,626	475,537	156,240
Add back:
Loss on marketable securities	23,968	—	20,795	3,173	12,005	—
Share of losses of associated companies	1,690	1,690	—	—	92	—
Unrealized loss on derivatives (1)	7,739	375	—	7,364	1,116	—
Loss on termination of leases	—	—	—	—	431	—

Less:
Unrealized gain on derivatives (1)	(6,075)	—	(6,075)	—	(51,108)	(15,757)
Gain on marketable securities	(17,883)	(17,883)	—	—	(70,364)	(47,072)
Share of results of associated companies	(4,955)	—	(1,217)	(3,738)	(14,335)	(5,652)
Amortization of acquired time charters	—	—	—	—	(2,806)	(304)
Gain on sale of vessels	(21,960)	—	(9,251)	(12,709)	(4,618)	—
Dividends received	(36,612)	(11,112)	(24,973)	(527)	(1,579)	(866)
Gain on settlement of insurance and other claims	(397)	—	—	(397)	(3,998)	(2,796)
Adjusted profit	483,558	80,813	209,953	192,792	340,373	83,793
(in thousands)
Weighted average number of ordinary shares	222,623	222,623	222,623	222,623	214,011	222,623
Denominator for diluted earnings per share	222,623	222,623	222,623	222,623	214,011	222,623

(in $)
Basic earnings per share	2.42	0.48	1.04	0.90	2.22	0.70
Adjusted basic earnings per share	2.17	0.36	0.94	0.87	1.59	0.38
Diluted earnings per share	2.42	0.48	1.04	0.90	2.22	0.70
Adjusted diluted earnings per share	2.17	0.36	0.94	0.87	1.59	0.38

(1)
Adjusted profit has been revised to only exclude the unrealized gain/loss on derivatives to give effect to the economic benefit/cost provided by our interest rate swap agreements. A reconciliation of the gain/loss on derivatives is as follows:

(in thousands of $)	YTD 2023	Q3 2023	Q2 2023	Q1 2023	FY 2022	Q3 2022
Unrealized gain (loss) on derivatives	(1,664)	(375)	6,075	(7,364)	49,992	15,757
Interest income (expense) on derivatives	16,631	6,116	5,551	4,964	3,631	1,487
Gain (loss) on derivatives	14,967	5,741	11,626	(2,400)	53,623	17,244

Reconciliation of Total operating revenues to Time Charter Equivalent and Time Charter Equivalent per day

Consistent with general practice in the shipping industry, we use TCE as a measure to compare revenue generated from a voyage charter to revenue generated from a time charter. We define TCE as operating revenues less voyage expenses and commission, administrative income, finance lease interest income and other non-vessel related income. Under time charter agreements, voyage costs, such as bunker fuel, canal and port charges and commissions are borne and paid by the charterer whereas under voyage charter agreements, voyage costs are borne and paid by the owner. TCE is a common shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters and time charters) under which the vessels may be employed between the periods. Time charter equivalent, a non-GAAP measure, provides additional meaningful information in conjunction with operating revenues, the most directly comparable IFRS measure, because it assists management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance, regardless of whether a vessel has been employed on a time charter or a voyage charter.

(in thousands of $)	YTD 2023	Q3 2023	Q2 2023	Q1 2023	FY 2022	Q3 2022
Revenues	1,387,180	377,085	512,763	497,332	1,430,208	382,186

Less
Voyage expenses and commission	(460,488)	(145,051)	(156,610)	(158,827)	(605,544)	(173,343)
Other non-vessel items	(7,899)	(2,934)	(3,810)	(1,155)	(12,254)	(4,188)
Total TCE	918,793	229,100	352,343	337,350	812,410	204,655

Time charter equivalent per day

Time charter equivalent per day (“TCE rate” or “TCE per day”) represents the weighted average daily TCE income of vessels of different sizes in our fleet.

TCE per day is a measure of the average daily income performance. Our method of calculating TCE per day is determined by dividing TCE by onhire days during a reporting period. Onhire days are calculated on a vessel by vessel basis and represent the net of available days and offhire days for each vessel (owned or chartered in) in our possession during a reporting period. Available days for a vessel during a reporting period is the number of days the vessel (owned or chartered in) is in our possession during the period. By definition, available days for an owned vessel equal the calendar days during a reporting period, unless the vessel is delivered by the yard during the relevant period whereas available days for a chartered-in vessel equal the tenure in days of the underlying time charter agreement, pro-rated to the relevant reporting period if such tenure overlaps more than one reporting period. Offhire days for a vessel during a reporting period is the number of days the vessel is in our possession during the period but is not operational as a result of unscheduled repairs, scheduled dry docking or special or intermediate surveys and lay-ups, if any.

	YTD 2023	Q3 2023	Q2 2023	Q1 2023	FY 2022	Q3 2022
Time charter TCE (in thousands of $)
VLCC	—		—	—	—	—
Suezmax	—		—	—	42,078	11,535
LR2	31,360	14,221	11,337	5,802	7,921	1,937
Total Time charter TCE	31,360	14,221	11,337	5,802	49,999	13,472

Spot TCE (in thousands of $)
VLCC	312,003	85,656	126,102	100,245	211,938	42,387
Suezmax	382,964	85,731	144,669	152,564	313,981	88,071
LR2	192,466	43,492	70,235	78,739	236,492	60,725
Total Spot TCE	887,433	214,879	341,006	331,548	762,411	191,183

Total TCE	918,793	229,100	352,343	337,350	812,410	204,655

Spot days (available days less offhire days)
VLCC	5,894	2,014	1,971	1,909	6,775	1,698
Suezmax	7,010	2,282	2,344	2,384	8,464	2,141
LR2	4,009	1,283	1,328	1,398	6,139	1,512

Spot TCE per day (in $ per day)
VLCC	52,900	42,500	64,000	52,500	31,300	25,000
Suezmax	54,600	37,600	61,700	64,000	37,100	41,100
LR2	48,000	33,900	52,900	56,300	38,500	40,200

Due to rounding, numbers presented throughout this document may not add up precisely to the totals provided and per day amounts may not precisely reflect the absolute figures.

Estimated average daily cash breakeven rates

The estimated average daily cash breakeven rates are the daily TCE rates our vessels must earn to cover operating expenses including dry docks, repayments of loans, interest on loans, bareboat hire, time charter hire and net general and administrative expenses for the remainder of the year. The estimated rates exclude the impact of the 24 VLCCs acquired from Euronav in the Acquisition.

Spot TCE estimates

Spot estimates are provided on a load-to-discharge basis, whereby the Company recognizes revenues over time ratably from commencement of cargo loading until completion of discharge of cargo. The rates reported are for all contracted days up until the last contracted discharge of cargo for each vessel in the quarter. The actual rates to be earned in the fourth quarter of 2023 will depend on the number of additional days that we can contract, and more importantly the number of additional days that each vessel is laden. Therefore, a high number of ballast days at the end of the quarter will limit the amount of additional revenues to be booked on a load-to-discharge basis. Ballast days are days when a vessel is sailing without cargo and therefore, we are unable to recognize revenues on such days. Furthermore, when a vessel remains uncontracted at the end of the quarter, the Company will recognize certain costs during the uncontracted days up until the end of the period, whereas if a vessel is contracted, then certain costs can be deferred and recognized over the load-to-discharge period. The number of ballast days at the end of the third quarter was 429 for VLCCs, 394 for Suezmax tankers and 128 for LR2/Aframax tankers. The estimated rates exclude the impact of the 24 VLCCs acquired from Euronav in the Acquisition.

The recognition of revenues on a load-to-discharge basis results in revenues being recognized over fewer days, but at a higher rate for those days. Over the life of a voyage there is no difference in the total revenues and costs to be recognized as compared to a discharge-to-discharge basis.

When expressing TCE per day the Company uses the total available days, net of off hire days and not just the number of days the vessel is laden.